March 13, 2025

Peter Adamek
Chief Financial Officer
Novagold Resources Inc.
201 North Main Street
Suite 400
Salt Lake City, UT 84111

       Re: Novagold Resources Inc.
           Form 10-K for the Fiscal Year ended November 30, 2024
           Filed January 23, 2025
           File No. 001-31913
Dear Peter Adamek:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation